UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-52145

BIT-X FINANCIAL CORP

(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE EXECUTES CARATSCOIN DEVELOPMENT CONTRACT

“Initial Coin Offering (Caratscoin) Set to Launch on Digatrade Platform”

Vancouver, British Columbia – March 8, 2016 – BITX FINANCIAL CORP (OTCQB: BITXF) and its 100% owned and operated digital asset-currency exchange DIGATRADE™ (digatrade.com) today announced the execution of a Development and Listing Contract to create the world’s first Natural Fancy Colored Diamond Asset-Backed Digital Currency called Caratscoin “CTC”. Under terms of the agreement Digatrade along with Hong Kong based ANX Technologies; will develop Caratscoin with an initial coin offering launch date in Q2-2016 on behalf of the Joint-Venture partners Bitcarats Investments.

Caratscoin (CTC) will be asset-backed by an initial $2.0 million natural fancy colored diamond reserve with expectations to increase the reserve to exceed $50.0 million within 3-5 years. Caratscoin will be a very unique alternative investment, currency and/or digital asset being that each Caratscoin will entitle the owner to exchange the digital coins for physical diamond carats on an annual basis.

The Caratscoin web based wallet, built from the ground up, will provide a reliable and secure, fully functional wallet (with QR code support). The advanced trading interface is built on high performance infrastructure and offers a blended multi-currency order book with shared liquidity across all platforms. The trading platform was designed to manage high volume, high throughput, and low latency trading and was modeled on the same LMAX pattern now also leveraged by the world's largest Investment Banks. Our matching engine is second to none and is capable of handling up to 1.2 million transactions per second; this ensures that Digatrade will dependably and accurately process orders in the fast moving world of digital asset markets. Debit card cash-out platform utilizing proprietary smart order routing and pricing engine is also under current development with an implementation date to be expected in Q2-2016.

Additional features include API algorithmic and automated trading capability for traders and the ability for merchants to send and receive payments in digital units support for the bulk uploading of customers, deposits, pricing management and the receiving of digital currencies FIX API support for professional institutional traders. Global CDN and DDOS Protection Partnered with the world’s leading DDOS Protection Service and Hosting Providers to minimize impact from DDOS attacks make Digatrade the best option to trade bitcoin and other digital assets.

More information will be made available as it materializes.

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: March 8, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO